

Mail Stop 4631

August 3, 2017

Via E-mail
Joe Koscinski
General Counsel
PQ Group Holdings Inc.
300 Lindenwood Drive
Walleybrooke Corporate Center
Malvern, PA 19355

Re: **PQ Group Holdings Inc.**
Amendment 1 to Registration Statement on Form S-1
Filed July 18, 2017
File No. 333-218650

Dear Mr. Koscinski:

We have reviewed your registration statement and have the following comments.

Summary Historical and Unaudited Pro Forma Financial and Other Data, page 19

1. Please explain to us why the tabular presentations on pages 20, 22 and 23 now include financial data related to **Legacy PQ** for the year ended **December 31, 2014**.

2. We have read your response to comment ten of our letter dated July 7, 2017 and your revised disclosures. We have the following comments regarding your calculation of adjusted EBITDA:

   - We note footnotes (a) and (b) relate to an equity method joint venture, it remains unclear to us how and why these adjustments are appropriate in a measure meant to evaluate your performance; and,

   - We note footnote (i) essentially relates to employee compensation, it remains unclear to us why this adjustment is appropriate in a measure meant to evaluate your performance.

Unaudited Pro Forma Condensed Combined Financial Information of PQ Group Holdings, page 61

3. Please revise footnote (5) to discuss how you calculated the adjustments related to stock compensation expense.

4. We have read your response to comment 20 of our letter dated July 7, 2017 and your revised disclosures in footnote (8); however, it is not clear to us where or how the adjustment related to the Zeolyst Joint Venture for the pre-Business Combination period from January 1, 2016 through May 3, 2016 is reflected in the historical financial statements such that a pro forma adjustment is required. Please clarify or revise.

5. Please revise footnote (9) to disclose the potential impact of a fixed change in variable interest rates on pro forma interest expense.

Annual Performance-Based Cash Award – The PQIP, page 149

6. Please revise to disclose the EBITDA targets and actual achievement for each of your four divisions.

Director Compensation Table, page 167

7. Please retitle the second-to-last column to read "All Other Compensation." See Item 402(k)(2)(vii) of Regulation S-K.

Arrangement with Mr. Boyce, page 168

8. You indicate that Mr. Boyce is entitled to receive an annual incentive bonus based on the company's achievement of financial performance goals established by your board of directors or the Compensation Committee. Please indicate the extent to which Mr. Boyce participates in determining the level of compensation he is awarded. Please also disclose the specific targets used to determine the performance-based compensation and payouts during the last-completed fiscal year. See Instructions to Item 402(k) of Regulation S-K.

Consolidated Financial Statements

PQ Group Holdings Inc.

General

9. We have read your response to comment 34 of our letter dated July, 7 2017. Please tell us the date when the change in auditor occurred. We note your belief that the disclosures specified in Item 304 of Regulation S-K are not required because there was no change in the Company's auditor; however, we also note your determination that Eco Services is the accounting predecessor. As a result, for periods prior to the business combination, the Company's financial statements are those of Eco Services. In addition, although we note your reference to Instruction 3 to Item 304(a) of Regulation S-K, it is not clear to us this instruction is applicable to an accounting predecessor. Please advise or revise.

2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-11

10. Please revise your disclosure to indicate that all intercompany loans were deemed to be non-permanent in nature and explain how you made that determination, similar to your response to comment 35 of our letter dated July 7, 2017.

7. Business Combination, page F-27

11. We have read your response to comment 39 of our letter dated July 7, 2017. Please address the following:

- We note investment funds affiliated with CCMP acquired a 95% controlling equity interest in Eco Services Group Holdings LLC and an approximate 49.6% non-controlling interest in PQ Holdings in December 2014. More fully explain to us the circumstances related to these acquisitions, specifically address if CCMP intended to combine its interests in these entities when they were acquired or address when and how the combination was proposed;

- We note investment funds affiliated with CCMP acquired an approximate 49.6% non-controlling interest in PQ Holdings in December 2014. More fully explain to us the operational structure of PQ Holdings subsequent to this acquisition, specifically address how this entity functioned and who controlled it, including any mechanisms in place meant to resolve disagreements among the ownership interests;

- Clarify the nature of the non-controlling interest in PQ Group Holdings Inc; and,

- Tell us if or how the Reclassification disclosed on page 53 will impact the current ownership interests of PQ Group Holdings Inc.

12. We have read your response to comment 40 of our letter dated July 7, 2017 and your revised disclosures. Please more fully explain to us how you determined the total amount of consideration related to the business combination. Please also more fully explain to us the significant assumptions underlying the estimated fair value of the equity consideration, including the impact of different equity interests.

13. In regard to comments 38 and 41 of our letter dated July 7, 2017, please address the following:

- As previously requested, explain to us how you concluded that Eco Services Group Holdings LLC is the accounting predecessor. We note this determination could impact financial statement requirements pursuant to Rule 3-09 of Regulation S-X; and,

- More fully explain to us how you concluded that historical financial statements related to PQ Holdings' equity method investments are not necessary, specifically address your consideration of the significance of the income related to the equity investees relative to PQ Holdings' net income.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc:	Craig E. Marcus, Esq.